As filed with the Securities and Exchange Commission on May 12, 2010

No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c), 57(c) AND 57(i) OF

THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 THEREUNDER,

GRANTING EXEMPTIONS FROM SECTIONS 18(a), 57(a)(1), 57(a)(2) AND 61(a) OF THE

ACT, AND AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE

PROHIBITED BY SECTION 57(a)(4)

PENNANTPARK INVESTMENT CORPORATION

PENNANTPARK SBIC GP, LLC

PENNANTPARK SBIC LP

and

PENNANTPARK INVESTMENT ADVISERS, LLC

590 Madison Avenue

15th Floor

New York, New York 10022

(212) 905-1000

All Communications, Notices and Orders to:

Arthur H. Penn

Chief Executive Officer

PennantPark Investment Corporation

590 Madison Avenue

15th Floor

New York, New York 10022

(212) 905-1000

Copies to:

David J. Harris

Thomas J. Friedmann

DECHERT LLP

1775 I Street, N.W.

Washington, D.C. 20006

May 12, 2010

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)

APPLICATION FOR AN

ORDER PURSUANT TO

SECTIONS 6(c), 57(c) AND

57(i) OF THE INVESTMENT

COMPANY ACT OF 1940, AND

RULE 17d-1 THEREUNDER,

GRANTING EXEMPTIONS

FROM SECTIONS 18(a),

57(a)(1), 57(a)(2) AND 61(a)

OF THE ACT, AND

AUTHORIZING CERTAIN

JOINT TRANSACTIONS

OTHERWISE PROHIBITED BY

SECTION 57(a)(4)

)
PENNANTPARK INVESTMENT CORPORATION	)
PENNANTPARK SBIC GP, LLC	)
PENNANTPARK SBIC LP	)
and	)
PENNANTPARK INVESTMENT ADVISERS, LLC	)
590 Madison Avenue	)
15th Floor	)
New York, New York 10022)
(212) 905-1000)
)
)
File No. 812-)
Investment Company Act of 1940)

PennantPark Investment Corporation (the “Company”), PennantPark Investment Advisers, LLC (the “Investment Adviser”), PennantPark SBIC GP, LLC (the “General Partner”), PennantPark SBIC LP (“PennantPark SBIC,” collectively, the “Applicants”), hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 6(c), 57(c), and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act” ),1 and Rule 17d-1 thereunder,2 granting exemptions from Sections 18(a), 57(a)(1), 57(a)(2) and 61(a), and authorizing certain joint transactions otherwise prohibited by Section 57(a)(4).

In particular, the relief requested in this application (the “Application”) would permit the Company and any direct or indirect wholly owned subsidiaries of the Company (each, a

[1]	Unless otherwise indicated, all section references herein are to the 1940 Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the 1940 Act.

“Subsidiary” and, collectively, the “Subsidiaries”) to engage in certain transactions that would otherwise be permitted if the Company and its Subsidiaries were one company, and to the extent that any of the Company’s Subsidiaries is licensed by the Small Business Administration (“SBA”) to operate under the Small Business Investment Act of 1958 (“SBIA”) as a small business investment company (“SBIC”) and relies on Section 3(c)(7) for an exemption from the definition of “investment company” under the 1940 Act (each an “SBIC Subsidiary” and, collectively, the “SBIC Subsidiaries”), to adhere to modified asset coverage requirements under Section 61.

Any existing entities that currently intend to rely on the Order have been named as Applicants, and any other existing or future entities that may rely on the Order in the future would comply with its terms and conditions.

I.	GENERAL DESCRIPTION OF APPLICANTS

A.	The Company

The Company was organized under the General Corporation Law of the State of Maryland on January 10, 2007 for the purpose of operating as an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”)3 under the 1940 Act. In addition, the Company has made an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. The Company’s principal place of business is 590 Madison Avenue, 15th Floor, New York, New York 10022.

[3]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

In connection with its initial public offering of common stock (the “IPO”), on January 19, 2007 the Company filed a registration statement on Form N-2 (File No. 333-140092) (the “N-2”) and a notice under Form N-6F to be subject to Sections 55 through 65 of the 1940 Act. This registration statement was declared effective on April 19, 2007. Also on April 19, 2007, the Company filed a registration statement on Form 8-A to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”). Accordingly, the Company is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. The Company’s common stock is listed on the NASDAQ Global Select Market and trades under the ticker symbol “PNNT”.

The Company operates as a BDC under the 1940 Act. The Company’s investment objectives are to generate both current income and capital appreciation through debt and equity investments primarily in U.S. middle-market private companies (defined as having annual revenues between $50 million and $ 1 billion) in the form of mezzanine debt, senior secured loans and equity investments. The Company considers its core assets, by value and investment focus, to consist of subordinated debt, second lien secured debt, senior secured debt and, to a lesser extent, equity investments. The Company seeks to create a diversified portfolio that includes mezzanine debt, senior secured loans and equity investments by investing approximately $10 to $50 million of capital, on average, in the securities of middle-market companies.

The board of directors of the Company (the “Board”) has five members, of which four members are not “interested persons” of the Company within the meaning of Section 2(a)(19). As of May 10, 2010, the Company had no employees and three officers.

B.	PENNANTPARK SBIC

The Company directly owns 99% of PennantPark SBIC in the form of limited partnership interests. The General Partner, which is a Subsidiary of the Company, owns 1% of PennantPark SBIC in the form of a general partnership interest. The Company is the sole member of the General Partner. PennantPark SBIC was organized as a limited partnership under the laws of the state of Delaware on May 7, 2010, and has applied for a license from the SBA on May 5, 2010 to operate as an SBIC. Since PennantPark SBIC’s inception, the General Partner has been the general partner of PennantPark SBIC, and the Company has acted as PennantPark SBIC’s manager and investment adviser. PennantPark SBIC is not registered under the 1940 Act as it relies on the exemption from the definition of investment company contained in Section 3(c)(7).

PennantPark SBIC has the same investment objective and strategies as the Company, as summarized above. Although PennantPark SBIC has not originated any debt or equity investments as of May 10, 2010, it intends to originate such investments in the near future.

As an SBIC, PennantPark SBIC will be examined periodically by the SBA’s staff to determine its compliance with SBIC regulations. In addition, PennantPark SBIC will be audited on an annual basis by a third-party accounting firm. SBICs are designed to stimulate the flow of private equity capital to eligible small businesses. Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $18 million and have average annual fully taxed net income not exceeding $6 million for the two most recent fiscal years. In addition, an SBIC must devote at least 25 percent of its investment activity to “smaller” concerns as defined by the SBA. A smaller concern is one that has a tangible net worth not exceeding $6 million and has average annual fully taxed net income not exceeding $2 million for the two most recent fiscal years. SBA regulations also provide alternative size criteria to determine eligibility, which depend on the industry in which the business is engaged and include such factors as number of employees and gross sales. According to SBA regulations, SBICs may make long-term loans to small businesses, invest in the equity securities of such businesses and provide them with consulting and advisory services. In addition to size criteria, SBA regulations also contain other limitations, including limits related to permitted industries, terms of investment, conflicts of interest and co-investments.

C.	The Investment Adviser

The Investment Adviser was organized as a limited liability company under the laws of the state of Delaware on January 10, 2007. The Investment Adviser is the external investment adviser to the Company pursuant to an investment advisory management agreement dated April 17, 2007 (as re-approved from time to time by the Board, the “Investment Advisory Agreement”), between the Company and the Investment Adviser. The Investment Adviser is registered under the Investment Advisers Act of 1940, as amended.

D.	The General Partner

The General Partner was organized as a limited liability company under the laws of the state of Delaware on May 7, 2010, and is a Subsidiary of the Company. The General Partner is the general partner of PennantPark SBIC. The managers of the General Partner are selected by the Company.

II.	RELIEF TO OPERATE AS ONE COMPANY

A.	Sections 6(c) and 18

1.	Section 6(c)

Section 6(c) authorizes the Commission to exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provision or provisions of the 1940 Act or any rule thereunder if, and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.	Section 18

Section 18(a) prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer, unless it complies with the asset coverage requirements set forth in that Section. “Asset coverage” is defined in Section 18(h) to mean, with respect to a class of senior security representing an indebtedness of an issuer, the ratio that the value of the total assets of an issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. Under the provisions of Section 18(a)(1)(A) of the 1940 Act, senior securities of closed-end investment companies representing indebtedness must have an asset coverage of 300 percent immediately after their issuance or sale. Section 61(a) of the 1940 Act applies Section 18 of the 1940 Act to a BDC to the same extent as if the BDC were a registered closed-end investment company, subject to certain exceptions. One of the exceptions provides that the asset coverage requirement of Section 18(a)(1)(A) applicable to BDCs is 200 percent.

Section 18(k) makes the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a) inapplicable to investment companies operating under the SBIA. However, companies operating under the SBIA, such as SBIC Subsidiaries, are subject to the SBA’s substantial regulation of permissible leverage in their capital structure. An SBIC with outstanding SBA financial assistance may not incur any secured, third-party debt or refinance any debt with secured, third-party debt without prior written approval of the SBA. PennantPark SBIC and any other SBIC Subsidiary will be regulated by the SBA and operate under the SBIA. There will be no difference in the SBA’s regulation of PennantPark SBIC or other SBIC Subsidiaries due to the fact that it and any other SBIC Subsidiaries will not be registered under the 1940 Act or be BDCs.

3.	Need for Relief

The Company is a closed-end investment company for purposes of Section 18 of the 1940 Act, which is made applicable to BDCs by Section 61(a) thereof. Since PennantPark SBIC is, and other SBIC Subsidiaries would be, Subsidiaries of the Company, a question exists as to whether the Company must comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a) for BDCs) solely on an individual basis or whether the Company must also comply with these asset coverage requirements on a consolidated basis, because the Company may be deemed to be an indirect issuer of any class of senior security issued by PennantPark SBIC or another SBIC Subsidiary. Applying Section 18(a) (as modified by Section 61(a)) on a consolidated basis generally would require that the Company treat as its own all assets held directly either by itself, by PennantPark SBIC, or by another SBIC Subsidiary and also to treat as its own any liabilities of the Company, PennantPark SBIC and the other SBIC Subsidiaries (with intercompany receivables and liabilities eliminated).

4.	Requested Order

While the Applicants do not concede that they must comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a)) on a consolidated basis, the Applicants wish to avoid any question regarding their compliance with Section 18(a) (as modified by Section 61(a)). For the purposes of the requested relief, and only for such purposes, the Applicants wish to treat PennantPark SBIC and any other SBIC Subsidiaries as if each were a BDC subject to Sections 18 and 61 of the 1940 Act. Accordingly, the Applicants respectfully request on behalf of themselves and any other SBIC Subsidiaries an Order of the Commission, pursuant to Section 6(c) of the 1940 Act exempting the Company from the provisions of Section

18(a), as modified by Section 61(a), such that senior securities issued by each SBIC Subsidiary that would be excluded from its individual asset coverage ratio by Section 18(k) if it were itself a BDC would also be excluded from the Company’s consolidated asset coverage ratio. The Applicants believe that the Order requested in this Application would, if granted, be consistent with orders issued by the Commission pursuant to Section 6(c) of the 1940 Act in the past.

B.	Sections 57(a)(1), 57(a)(2) and 57(c)(1)

1.	Section 57(c)

Section 57(c) of the 1940 Act provides that the Commission will exempt a proposed transaction from Section 57(a) if the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; and the proposed transaction is consistent with the policy of the business development company concerned and consistent with the general purposes of the 1940 Act. Applicants believe that the requested relief from Section 57(a) meets these standards for the reasons discussed below.

2.	Sections 57(a)(1) and 57(a)(2)

Sections 57(a)(1) and (2) of the 1940 Act make it unlawful for certain persons related to a BDC in the manner set forth in Section 57(b), acting as principal: (1) knowingly to sell any security or other property to the BDC or to any company controlled by the BDC (except securities of which the buyer is the issuer or securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities); or (2) knowingly to purchase from the BDC or from any company controlled by the BDC any security (except securities of which the seller is the issuer).

Section 57(b) specifies the persons to whom the prohibitions of Sections 57(a)(1) and (2) apply. These persons include the following: (1) any director, officer, employee or other member of an advisory board of the BDC or any person who controls, is controlled by, or is under common control with, such director, officer, employee or advisory board member; or (2) (A) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, the BDC (except for the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or (B) any person (i) who controls, is controlled by, or is in common control with, such adviser, promoter, general partner, principal underwriter, or person controlling, controlled by, or under common control with, the BDC or (ii) who is an officer, director, partner, co-partner or employee of such adviser, promoter, general partner, principal underwriter or person controlling, controlled by, or under common control with, the BDC.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in (a) of the rule or is an officer, director, partner, copartner or employee of a person described in (a) of the rule.

Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Section 2(a)(9) also provides that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company and that any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company. Section 2(a)(9) also states that a natural person shall be presumed not to be a controlled person.

3.	Need for Relief

The Company would be a person related to the Subsidiaries in a manner described in Section 57(b) because it will, either directly or indirectly, own more than 99.9% of the voting securities of each Subsidiary. Each Subsidiary would be a person related to the Company in a manner described in Section 57(b) because more than 99.9% of their voting securities are or will be owned by the Company. Each Subsidiary would also each be a person related to each other Subsidiary in a manner described in Section 57(b) as long as they remain under the common control of the Company.

With respect to the prohibitions of Sections 57(a)(1) and (2), every purchase or sale transaction between any two of the Company and a Subsidiary must be analyzed from the point of view of each participant. For example, it is conceivable that the acquisition by the Company of a limited partnership interest in PennantPark SBIC in exchange for part of the Company’s investment portfolio could be deemed to be prohibited as: (i) a sale of a security (i.e., PennantPark SBIC’s limited partnership interest) to a BDC (the Company); (ii) a sale of a security (i.e., a portfolio security of a BDC (the Company)) to PennantPark SBIC; and (iii) a purchase by PennantPark SBIC from a BDC (the Company) of a security (a portfolio security of the Company). Similarly, any purchase or sale transaction between PennantPark SBIC and another Subsidiary could be deemed to be in violation of Section 57(a)(1) or (2). This would be the case even though the Company’s shareholders would be the ultimate owners of all entities involved and therefore should be indifferent to transactions among such entities. Thus, relief is required from Sections 57(a)(1) and (2).

In addition, there may be circumstances when it is in the interest of either the Company or its stockholders for a Subsidiary to invest in securities of an issuer that may be deemed to be a person related to the Company in a manner described in Section 57(b), or for the Company to invest in securities of an issuer that may be deemed to be a person related to a Subsidiary in a manner described in Section 57(b), as in the case of a portfolio company deemed to be related to the Company or a Subsidiary as a result of such person’s ownership of more than 25% of the portfolio company’s stock. Similarly, it may be desirable for a Subsidiary to invest in securities of an issuer that may be deemed to be a person related to another Subsidiary in the manner described in Section 57(b).

If the Company were to engage in these activities other than through Subsidiaries, such purchase or sale transactions with controlled affiliates would be permissible without Commission approval by virtue of Rule 57b-1. The Commission made this clear in 1980 when, in adopting Rule 57b-1, it stated in relevant part:

However, non-controlled portfolio affiliates of a business development company are not among those persons whose participation in transactions with the business development company requires Commission approval (under Section 57(c) [15 U.S.C. 80a-56(c)]) or specific statutory findings regarding the transaction by the company’s board of directors (under Section 57(f) [15 U.S.C. 80a-56(f)]). The legislative history of the 1980 Amendments indicates that Congress also did not intend to require Commission approval or such specific statutory findings by the board of directors of a business development company for transactions between the company and a controlled portfolio affiliate. As the House Committee Report on the bill which became the 1980 Amendments states:

Conspicuously absent from the prohibitions in Section 57 against transactions with the business development company are persons which it controls or of which it holds at least 5%.of the outstanding securities. Also omitted from the prohibitions are persons affiliated with such so-called “downstream affiliates” of the business development company. In this regard, it should be noted that the Commission has undertaken through rulemaking to exempt all investment companies from prohibitions relating to transactions solely between investment companies and such downstream affiliates. The Committee again wishes to note that if experience demonstrates that under such exclusion from statutory prohibitions investors are not being adequately protected, the Committee would expect to revisit this area.

H.R. Rep. No. 1341, 96th Cong., 2d Sess. 48 (1980) [“Committee Report”] (emphasis added). However, due to an apparently inadvertent drafting error, business development company transactions involving controlled portfolio affiliates and certain affiliated persons of such affiliates must be approved by the Commission. The Commission proposes to correct this error by the instant rulemaking.4

As pointed out in the foregoing Committee Report, even if the Company were a registered investment company rather than a BDC, it would be exempt from prohibitions relating to transactions between itself and its downstream affiliates.5 Thus, it appears that purchase or sale transactions between a BDC and its downstream affiliates are exempt from the prohibitions of Sections 57(a)(1) and (2).

However, without the relief requested by this Application, purchase or sale transactions between any of the Subsidiaries and downstream controlled affiliates of the Company may violate Section 57(a)(1) or (2) of the 1940 Act. Similarly, purchase or sale transactions between the Company and downstream controlled affiliates of a Subsidiary may violate Section 57(a)(1) or (2) because Rule 57b-1 may be read to exempt from the prohibitions

[4]	Investment Company Act Release No. 11493 (December 16, 1980).
[5]	See Rules 17a-6 and 17d-1(d)(5) and (6).

of Section 57(a) only those affiliates of downstream controlled affiliates of a BDC that are affiliated within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.6 Thus, purchase or sale transactions between the Company and a portfolio company of which a Subsidiary owns more than 25 percent of the outstanding voting securities, and transactions between a Subsidiary and a portfolio company of which the Company or a Subsidiary owns more than 25 percent of the outstanding voting securities, might not be exempted by Rule 57b-1 from the prohibitions of Sections 57(a)(1) and (2).

4.	Requested Order

Accordingly, the Applicants respectfully request, on behalf of themselves and any future Subsidiaries, an Order of the Commission pursuant to Section 57(c) of the 1940 Act, exempting from the provisions of Sections 57(a)(1) and (2) any transaction between the Company and one or more Subsidiaries, and any transaction between one Subsidiary and any other Subsidiary, with respect to the purchase or sale of securities or other property. The Applicants also respectfully request an Order of the Commission exempting from the provisions of Sections 57(a)(1) and (2) any purchase or sale transaction between the Company and a controlled portfolio affiliate of a Subsidiary, and any purchase or sale transaction between a Subsidiary and a controlled portfolio affiliate of the Company or of another Subsidiary, but in either case only to the extent that any such purchase or sale transaction would not be prohibited if the Subsidiaries involved in the transaction were deemed to be part of the Company and not separate companies. It is the intent of this request only to permit the Company and the

[6]

According to Section 2(a)(3)(C) and (D): “‘Affiliated person’ of another person means . . . (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person[.]” These subsections do not cover an entity that is deemed an affiliate because such entity owns 5 per centum or more of the voting power of the affiliate or vice versa.

Subsidiaries, all of whom are owned, directly or indirectly, by the Company’s shareholders, to do that which they otherwise would be permitted to do within the provisions of the 1940 Act if they were one company, as opposed to their being structured as a parent and Subsidiaries of such parent.

C.	Section 57(i), Rule 17d-1 and Section 57(a)(4)

1.	Sections 57(a)(4), 57(i) and Rule 17d-1

Section 57(a)(4) of the 1940 Act makes it unlawful for certain persons related to a BDC in the manner set forth in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC, or a company controlled by the BDC, is a joint or joint and several participant with that person in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC or controlled company on a basis less advantageous than that of the other participant. Section 57(i) of the 1940 Act states that the rules and regulations of the Commission under Sections 17(a) and 17(d) of the 1940 Act applicable to registered closed-end investment companies (e.g., Rule 17d-1) shall be deemed to apply to transactions subject to Section 57(a) of the 1940 Act until the adoption by the Commission of rules and regulations under Section 57(a).

Rule 17d-1 under the 1940 Act prohibits an affiliate (or, when applying Rule 17d-1 to implement Section 57(a)(4), a person related to a BDC in a manner described in Section 57(b)) acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such BDC, or a company controlled by such BDC, is a participant, unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of such plan or modification to security holders for approval, or prior to such adoption or modification if not so submitted. Rule 17d-1(b) provides that, with respect to such an application, the Commission will consider whether the participation of such registered or controlled company in such joint enterprise, joint arrangement or profit sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the [1940] Act, and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.	Need for Relief

As described previously, the Company and the Subsidiaries would be related to one another in a manner described in Section 57(b), based on the Company’s control of the Subsidiaries. The joint transaction prohibition of Section 57(a)(4) and Rule 17d-1, taken together, would not apply to transactions involving two or more of the Company and the Subsidiaries because the Section 57(b) relationship would arise solely from the Company’s owning more than 25 percent of the voting securities of, or otherwise controlling, each of the Subsidiaries. Therefore, Rule 57b-1 would exempt the Company and its controlled affiliates from the prohibitions of Section 57(a)(4). However, a joint transaction in which a Subsidiary and the Company or another Subsidiary participates could be deemed to be prohibited under Section 57(a)(4) because the Company would not be a controlled affiliate of the Subsidiaries.

3.	Requested Order

Accordingly, the Company and its Subsidiaries respectfully request, on behalf of themselves and any future Subsidiaries, an Order of the Commission pursuant to Section 57(i) of the 1940 Act and Rule 17d-1 thereunder, permitting any joint transaction that would otherwise be prohibited by Section 57(a)(4) of the 1940 Act in which a Subsidiary and the Company or another Subsidiary participate to the extent that such transaction would not be prohibited if the Subsidiaries participating in the transaction were deemed to be part of the Company and not separate companies. As stated above, the intent of this request is only to permit the Company and its Subsidiaries to conduct their business in a manner otherwise permitted by the 1940 Act as if they were one company.

D.	Conditions

The Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. The Company will at all times be the sole limited partner of any Subsidiary and the sole owner of the Subsidiary’s general partner, or otherwise own and hold beneficially all of the outstanding voting securities or other equity interests in the Subsidiary.

2. No person shall serve or act as investment adviser to PennantPark SBIC or another Subsidiary unless the Board and the shareholders of the Company shall have taken such action with respect thereto that is required to be taken by the functional equivalent of the board of directors of PennantPark SBIC or of another Subsidiary and the shareholders of PennantPark SBIC or another Subsidiary as if PennantPark SBIC or such other Subsidiary were a BDC.

3. Each of the managers of each Subsidiary shall be the Company, a Subsidiary of the Company or a person elected or appointed by the Company.

4. The Company shall not issue or sell any senior security, and the Company shall not cause or permit PennantPark SBIC or any other SBIC Subsidiary to issue or sell any senior security of which the Company, PennantPark SBIC or any other SBIC Subsidiary is the issuer except to the extent permitted by Section 18 (as modified for BDCs by Section 61) of the 1940 Act; provided that, immediately after the issuance or sale by any of the Company, PennantPark SBIC or any other SBIC Subsidiary of any such senior security, the Company, individually and on a consolidated basis, shall have the asset coverage required by Section 18(a)

of the 1940 Act (as modified by Section 61(a)). In determining whether the Company has the asset coverage on a consolidated basis required by Section 18(a) of the 1940 Act (as modified by Section 61(a)), any senior securities representing indebtedness of PennantPark SBIC or another SBIC Subsidiary shall not be considered senior securities and, for purposes of the definition of “asset coverage” in Section 18(h), shall be treated as indebtedness not represented by senior securities.

III.	Procedural Matters

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Arthur H. Penn

Chief Executive Officer

PennantPark Investment Corporation

590 Madison Avenue

15th Floor

New York, New York 10022

(212) 905-1000

Please address any questions and a copy of any communications concerning this Application, the Notice and the Order to:

David J. Harris

Thomas J. Friedmann

DECHERT LLP

1775 I Street, N.W.

Washington, D.C. 20006

B.	Authorizations

Pursuant to Rule 02-(c) under the Act, Applicants hereby state that the Company, by resolutions duly adopted by its Board on May 4, 2010 (attached hereto as Exhibit A), has authorized its officers to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Sections 6(c), 57(c) and 57(i) of the Act and Rule

17d-1 under the Act, for an order granting exemptions from Sections 18(a), 57(a)(1), 57(a)(2) and 61(a) of the Act and authorizing certain joint transactions otherwise prohibited by Section 57(a)(4) of the Act. The Board also authorized the filing of this Application on behalf of its Subsidiaries: PennantPark SBIC and the General Partner. Each person executing the Application on behalf of the Company, the Subsidiaries and the Adviser says that he has duly executed the Application for and on behalf of the Company, Subsidiaries or the Adviser; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 12th day of May, 2010.

PENNANTPARK INVESTMENT CORPORATION

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Chief Executive Officer

PENNANTPARK SBIC GP, LLC

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Authorized Officer

PENNANTPARK SBIC LP

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Authorized Officer

PENNANTPARK INVESTMENT ADVISERS, LLC

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Managing Member

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated May 12, 2010, for and on behalf of PennantPark Investment Corporation, PennantPark SBIC GP, LLC, PennantPark SBIC LP and PennantPark Investment Advisers, LLC, as the case may be, that he holds the office with such entity as indicated below and that all actions by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

PENNANTPARK INVESTMENT CORPORATION

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Chief Executive Officer

PENNANTPARK SBIC GP, LLC

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Authorized Officer

PENNANTPARK SBIC LP

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Authorized Officer

PENNANTPARK INVESTMENT ADVISERS, LLC

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Managing Member

EXHIBIT A

Resolutions of the Board of Directors

RESOLVED, that the officers of the Company shall be, and each of them hereby is, authorized and empowered, by and on behalf of the Company, and in its name, to execute and cause to be filed with the U.S. Securities and Exchange Commission any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including but not limited to requests for no-action relief or interpretative positions under the Investment Company Act of 1940, as amended (the “1940 Act”), or any other applicable federal or state securities law, as such officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of the Company as are duly authorized; and be it

FURTHER RESOLVED, that the officers of the Company shall be, and each of them hereby is, authorized and empowered, on behalf of the Company as the sole member of the PennantPark SBIC GP, LLC (the “General Partner”) and in its name, to execute and cause to be filed with the U.S. Securities and Exchange Commission any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including but not limited to requests for no-action relief or interpretative positions under the 1940 Act, or any other applicable federal or state securities law, as such officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of the General Partner as are duly authorized; and be it

FURTHER RESOLVED, that the officers of the Company shall be, and each of them hereby is, authorized and empowered, on behalf of the Company as the sole member of the General Partner of PennantPark SBIC LP and in its name, to execute and cause to be filed with the U.S. Securities and Exchange Commission any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including but not limited to requests for no-action relief or interpretative positions under the 1940 Act, or any other applicable federal or state securities law, as such officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of PennantPark SBIC LP as are duly authorized.